
05044860

SECURITI[illegible]SION


SEC MAIL PROCESSING
RECEIVED
NOV 25 2005
WASH, D.C.
199
SECTION

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SEC FILE NUMBER
8- 12346

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 AND ENDING September 30, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

S.W. Childs Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, 27th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Ellis (212) 759-5588
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name)*

750 3rd Avenue 9th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


PROCESSED
JAN 03 2006
FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Ellis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.W. Childs Management Corporation, as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


SANDRINA SNIPES
Notary Public - State of New York
NO. 01SN4973274
Qualified in Rockland County
My Commission Expires 10-15-06

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

S.W. Childs Management Corporation

Statement of Financial Condition

September 30, 2005



Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
S. W. Childs Management Corporation
New York, New York

We have audited the accompanying statement of financial condition of S. W. Childs Management Corporation as of September 30, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S. W. Childs Management Corporation as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
November 15, 2005

S. W. Childs Management Corporation

Statement of Financial Condition
September 30, 2005

ASSETS		
Cash and cash equivalents		$ 15,328
Cash and U.S. Treasury Bill segregated under federal regulations (Note 2)		214,290
Receivables (Note 3):		
Customers	$ 858,778	
Directors	1,261	860,039
Due from broker		345,788
Securities owned, at market value:		
Common stock	344,677	
U.S. Treasury Bill	31,974	376,651
Furniture and equipment, at cost net of accumulated depreciation of $24,145		20,970
Deferred income taxes, net (Note 5)		75,000
Other assets		5,600
		$ 1,913,666

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Broker loan payable, collateralized (Note 4):		
Customers		$ 118,750
Payables (Note 3):		
Customers, free credit balances	966,311	
Directors	61,475	1,027,786
Other liabilities		58,102
Total liabilities		1,204,638
Commitments (Notes 7 and 8)		
Stockholders' equity (Note 6)		
Common stock, no par value, authorized and issued 6,000 shares	500,000	
Additional paid-in capital	6,667	
Retained earnings	751,079	
	1,257,746	
Less cost of 3,600 shares of common stock in treasury	548,718	
Total stockholders' equity		709,028
		$ 1,913,666

See Notes to Statement of Financial Condition.

S. W. Childs Management Corporation

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: The Company is a registered broker-dealer in securities under the Security Exchange Act of 1934, whose customers are primarily members of the principal stockholder's family.

A summary of the Company's significant accounting policies follows:

Security transactions: Customer and proprietary securities transactions (and related commission revenue and expense) are recorded on the settlement date basis, the effect of which is not materially different from the trade date basis as of year-end. Realized gain and loss from the purchase and sale of proprietary securities are recorded on an identified cost basis. Securities owned are valued at market with the unrealized gains and losses included in earnings of the current period.

Depreciation: Depreciation is computed by the straight-line method, based on estimated useful lives.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Cash and cash equivalents: For purposes of reporting cash flows, the Company considers only amounts deposited in the Company's demand deposit account to be cash equivalents. All other cash deposits, including those in segregated accounts are excluded from cash equivalents.

Use of estimates: The preparation of financial requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements in accordance with accounting principles generally accepted in the United States of America and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncement: The FASB has issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission ("SEC"). The Company's management has reviewed this matter and has determined that the impact is not significant on its financial position, results of operations, and regulatory net capital.

Note 2. Cash Segregated Under Federal Regulations

Cash of $214,290 was segregated in a special reserve bank account for the exclusive benefit of customers in accordance with the reserve requirements of rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2005, the Company was required under this rule to have a reserve deposit of $284,068. On October 3, 2005 (the first business day after year-end), the Company transferred $300,000 to the special reserve account to meet its reserve requirements.

S. W. Childs Management Corporation

Notes to Statement of Financial Condition

Note 3. Receivables From and Payables to Customers and Directors

The amounts receivable from and payable to customers and directors represent balances resulting from cash and margin securities transactions. Securities owned by customers represent collateral for these receivables and are not reflected in the financial statements (see Note 4).

Receivables from customers and directors are due on demand, bear interest at the broker's call rate plus 1% and are collateralized by securities (see Note 4).

Note 4. Brokers Loan Payable, Collateralized

The loan payable balance at September 30, 2005 is collateralized by a security owned by a customer of the Company. The loan is payable on demand and interest is payable monthly at the broker call rate plus 1%.

Note 5. Income Tax Matters

The Company has a net deferred tax asset consisting of the following components as of September 30, 2005:

Deferred tax liability:	
Unrealized gain on securities	$ 48,500
Deferred tax asset:	
Loss carryforwards	123,500
Net deferred tax asset	$ 75,000

The Company files its tax returns on a calendar year basis. As of December 31, 2004, the Company has net operating loss carryforwards of $438,486 available under provisions of the Internal Revenue Code to be applied against future taxable income. The loss carryforwards have the following expiration dates:

Expiration date	Amount
2005	$ 13,697
2006	126,978
2007	16,392
2008	2,095
2015	119,797
2016	32,032
2022	66,195
2023	61,300
	$ 438,486

The Company has determined that no valuation allowance on the deferred tax asset is necessary, as management believes the amount will be fully utilized. Realization of the deferred tax asset is dependent upon sufficient future taxable income during the period the deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

Note 6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2005, the Company had net capital of $504,799 which was $254,799 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.82 to 1.

Note 7. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations. Customer securities transactions are transacted on either a cash or margin basis and, in the case of the latter, credit is extended to customers subject to various regulatory and internal rules concerning the maintenance of adequate collateral by the customer. In connection with these activities, the Company executes and clears customer transactions which may involve the sale of securities not yet purchased.

These transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. Should the customer be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. As discussed in Note 1, customers' securities transactions are recorded on a settlement-date basis (generally the third business day after the date a transaction is executed) in accordance with industry practice. The risk of loss associated with transactions executed but not yet settled is similar to settled transactions in that it relates to the customers' inability to meet the terms of their contracts.

The Company seeks to control this risk by monitoring collateral value on a daily basis and requiring additional collateral or the reduction of securities positions, when necessary, and establishing credit limits.

At September 30, 2005, the Company has outstanding borrowings of $118,750 from a broker, which borrowings are collateralized by customers' securities. Should the broker be unable to return to the customers their securities when required, the Company may be required to purchase such securities in the open market.

Note 8. Operating Lease

The Company entered into a lease agreement which commenced February 1, 2004 and will expire on January 31, 2006.

The annual future minimum rental commitments are as follows:

Years Ending September 30,	
2005	$ 72,000
2006	24,000
	$ 96,000

Total rent expense was $72,000 for the year ended September 30, 2005.